Exhibit 4.2

EXECUTION VERSION

Dated 13 November 2013

INTERCONTINENTALEXCHANGE, INC.

DEED POLL GUARANTEE

This DEED is made by way of DEED POLL on 13 November 2013 (this “Guarantee”)

By INTERCONTINENTALEXCHANGE, INC., a Delaware corporation (“ICE”) in favour of each Beneficiary (as defined below).

WHEREAS:

(A)	Pursuant to the terms of an amended and restated agreement and plan of merger dated 19 March 2013 between NYSE Euronext, a Delaware corporation (as succeeded by NYSE Euronext Holdings LLC, a Delaware limited liability company pursuant to the Merger Transactions described below, the “Issuer”), ICE, IntercontinentalExchange Group, Inc., a Delaware corporation (“New ICE Parent”), Braves Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New ICE Parent, and Baseball Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New ICE Parent (as may be further amended, restated and/or supplemented from time to time, the “Merger Agreement”), ICE has become a wholly owned subsidiary of New ICE Parent, and the Issuer has become a wholly owned subsidiary of New ICE Parent and a sister company of ICE (the “Merger Transactions”).

(B)	ICE is a borrower under the Credit Agreement dated 9 November 2011, as amended by the First Amendment and Waiver to the Credit Agreement dated 27 September 2013, by and among IntercontinentalExchange, Inc. and ICE Europe Parent Limited, as borrowers, IntercontinentalExchange Group, Inc., as a guarantor, Wells Fargo Bank, National Association, as administrative agent, issuing lender and swingline lender, Bank of America, N.A., as syndication agent, and each of the lenders signatory thereto, as amended, restated, supplemented, increased, extended, renewed, replaced, refinanced (with the same or other lenders) or otherwise modified from time to time (the “Credit Agreement”), and may in the future become a guarantor under the Credit Agreement.

(C)	In connection with the Merger Transactions, ICE has agreed to enter into this Guarantee to guarantee in favour of each Beneficiary (as defined below) the payment obligations of the Issuer in connection with the Notes and the Coupons (each, as defined below) which are currently outstanding.

(D)	ICE, by a resolution of its board of directors, is authorised to issue this Guarantee in respect of the Notes and the Coupons, upon the terms and conditions set out herein.

IT IS DECLARED on and from the date of this Guarantee as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless otherwise defined herein, capitalised terms used herein have the meanings set forth in the Conditions (as defined below). In addition:

“Agency Agreement” means the agency agreement dated 23 April 2008 between the Issuer, the Fiscal Agent, Dexia Banque Internationale à Luxembourg, société anonyme as Luxembourg paying agent and ABN Amro Bank N.V. as paying agent, as supplemented on 22 April 2009 (as may be further amended, restated and/or supplemented from time to time);

“Beneficiary” means each Noteholder and each Couponholder;

“Business Day” means a day on which the banks are open for business in London and New York City;

“Conditions” means the terms and conditions of the Notes set forth in Part 2 of Schedule 2 of the Agency Agreement;

“Coupons” means the interest coupons attached to the bearer form Notes;

“Couponholders” means each of the holders of the Coupons, and a “Couponholder” means any one of them;

“Effective Date” means the date of completion of the Merger Transactions;

“Extraordinary Resolution” means (a) a resolution passed at a meeting of the Noteholders duly convened and held in accordance with the provisions of Schedule 3 of the Agency Agreement (Provisions for Meetings of Noteholders) by a majority consisting of not less than 75 per cent. of the persons voting on the resolution upon a show of hands or, if a poll was duly demanded, by a majority consisting of not less than 75 per cent. of the votes given on the poll or (b) a resolution in writing signed by or on behalf of all the Noteholders, which resolution in writing may be contained in one document or in several documents in similar form each signed by or on behalf of one or more of the Noteholders;

“Fiscal Agent” means Citibank N.A., London branch;

“Noteholders” means each of the holders of the Notes as determined in accordance with the Conditions, and a “Noteholder” means any one of them;

“Notes” means the Issuer’s EUR1,000,000,000 5.375% Notes due 2015, issued subject to and with the benefit of the Agency Agreement, for the time being outstanding;

“Relevant Date” means the date on which the payment in respect of the Note or Coupon first becomes due under the Conditions but, if the full amount of the money payable has not been received by the Fiscal Agent on or before the due date, it means the date on which, the full amount of the money having been so received, notice to that effect has been duly given to the Noteholders by the Issuer in accordance with Condition 11 (Notices);

“Relevant Jurisdiction” means the United States of America or any political subdivision or any authority thereof or therein having power to tax; and

“Transaction Documents” means each of the Agency Agreement and the Notes (and Coupons).

1.2	Principles of interpretation

In this Guarantee references to:

(a)	an “obligation” or a “guarantee” includes an obligation expressed to be assumed or, as the case may be, a guarantee expressed to be given and any reference to a “guarantee” includes an indemnity or other assurance against loss. “Obliged”, “guaranteed”, “owed”, “incurred”, “due”, “unpaid” or similar words shall be similarly construed;

(b)	a person includes any individual, company, unincorporated association, government, state agency, international organisation or other entity;

(c)	a provision of law is a reference to that provision as extended, amended or re-enacted;

(d)	a clause is a reference to a clause of this Guarantee;

(e)	a person includes its successors and assigns;

(f)	a document is a reference to that document as amended from time to time;

(g)	a time of day is a reference to a Brussels time;

(h)	the headings in this Guarantee do not affect its interpretation;

(i)	all references in this Guarantee to costs or charges or expenses shall include any value added tax or similar tax chargeable in respect thereof; and

(j)	all references in this Guarantee to Notes shall, unless the context otherwise requires, include any Global Note representing the Notes.

2.	EFFECT OF THIS DEED POLL

2.1	This Guarantee shall take effect as a deed poll for the benefit of each Noteholder and each Couponholder individually in its capacity as Beneficiary hereunder.

2.2	This Guarantee shall become effective immediately on the Effective Date.

2.3	This Guarantee may be released in accordance with its terms. Once so released, it shall not be required to be reinstated for any reason, except to the extent expressly provided otherwise herein.

3.	GUARANTEES

3.1	Guarantee

ICE unconditionally and irrevocably, as a continuing obligation, guarantees, for as long as the Issuer remains a Subsidiary of New ICE Parent that is consolidated in New ICE Parent’s financial statements and an obligor on the Notes, to each Beneficiary the payment of any sums expressed to be payable by the Issuer to the Noteholders or, as the case may be, the Couponholders under the Conditions, as and when the same become due and payable, whether at maturity, upon early redemption, upon acceleration or otherwise.

The obligations of ICE under this Guarantee are direct, unconditional and unsecured obligations of ICE and (subject as aforesaid and save for certain obligations required to be preferred by law) rank and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of ICE, present and future from time to time outstanding, but, in the event of insolvency, only to the extent permitted by applicable laws relating to creditors’ rights.

Each payment by ICE shall be in satisfaction of the relevant covenant to pay by the Issuer pursuant to the Conditions (except to the extent that there is a default in a subsequent payment).

3.2	Indemnity

ICE agrees, as an independent primary obligation, that it shall pay to the Beneficiaries on demand sums sufficient to indemnify the Beneficiaries against any loss sustained by such Beneficiaries by reason of the non-payment as and when the same shall become due and payable of any sum expressed to be payable by the Issuer to the Noteholders or, as the case may be, the Couponholders under the Conditions.

3.3	Payment without Withholding

All payments in respect of the Notes or, as the case may be, Coupons by or on behalf of ICE shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”) imposed or levied by or on behalf of the Relevant Jurisdiction, unless the withholding or deduction of the Taxes is required by law; in that event, ICE will pay such additional amounts as may be necessary in order that the net amounts received by the relevant Beneficiary after the withholding or deduction shall equal the respective amounts which would have been receivable in respect of the Notes or, as the case may be, Coupons in the absence of the withholding or deduction, except that no additional amounts shall be payable in relation to any payment in respect of any Note or Coupon:

(a)	presented for payment by or on behalf of a holder who is liable to the Taxes in respect of the Note or Coupon by reason of his having some connection with the Relevant Jurisdiction other than the mere holding of the Note or Coupon; or

(b)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c)	presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the European Union; or

(d)	presented for payment more than 30 days after the Relevant Date except to the extent that a holder would have been entitled to additional amounts on presenting the same for payment on the last day of the period of 30 days assuming that day to have been a Presentation Date (as defined in the Conditions); or

(e)	with respect to any estate, inheritance, gift, sales, personal property, transfer or similar tax, duty, assessment or governmental charge; or

(f)	where such withholding or deduction is imposed by reason of a holder’s status as (i) a personal holding company for U.S. federal income tax purposes, (ii) a corporation with accumulated earnings to avoid U.S. federal income tax, (iii) a controlled foreign corporation or passive foreign investment company for U.S. federal income tax purposes, (iv) the owner, actually or by attribution, of 10 per cent. or more of the total combined voting power of all classes of stock of the Issuer, ICE or New ICE Parent entitled to vote, (v) a private foundation or foreign tax-exempt organization or (vi) a bank receiving interest that is not eligible for the portfolio interest exemption, as such term is used for U.S. federal income tax purposes; or

(g)	where such withholding or deduction is payable because of a failure of the holder to comply with reporting requirements concerning nationality, residence or identity of a holder or beneficial owner if required by U.S. statute or regulation to avoid such withholding or deduction; or

(h)	where such withholding or deduction is due on a payment to someone other than the beneficial owner of the Notes if the beneficial owner would not have been entitled thereto under the above exceptions had it been the holder of the note or coupon.

If ICE is, in respect of any payment in respect of the Notes or, as the case may be, Coupons, compelled to withhold or deduct any amount for or on account of any Taxes as contemplated by this Clause 3.3 (Payment without Withholding), ICE shall give notice to the Fiscal Agent as soon as it becomes aware of the requirement to make the withholding or deduction and shall give to the Fiscal Agent such information as the Fiscal Agent shall require to enable it to comply with the requirement.

3.4	Unconditional obligation

ICE agrees that its obligations hereunder shall be unconditional, and that it shall be fully liable irrespective of the validity, regularity, legality or enforceability of this Guarantee, the Transaction Documents or the Conditions, or any change in or amendment hereto or thereto, the absence of any action to enforce the same, any waiver, authorisation or consent by the Beneficiaries with respect to any provision of this Guarantee, the Transaction Documents or the Conditions, the obtaining of any judgment against the Issuer or any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defence of a guarantor.

3.5	ICE’s obligations continuing

ICE’s obligations under this Guarantee are and will remain in full force and effect by way of continuing security until no sum remains payable under the Conditions or this Guarantee expires in accordance with Clause 3.1 hereof. Furthermore, these obligations of ICE are additional to, and not instead of, any security or other guarantee or indemnity at any time existing in favour of any person, whether from ICE or otherwise; and may be enforced without first having recourse to the Issuer, any other person, any security or any other guarantee or indemnity.

3.6	Subrogation of ICE’s rights

ICE shall be subrogated to all rights of the Beneficiaries against the Issuer in respect of any amounts paid by ICE pursuant hereto; provided that ICE shall not without the consent of the relevant Beneficiary be entitled to enforce, or to receive any payments arising out of or based upon or prove in any insolvency or winding up of the Issuer in respect of, such right of subrogation until such time as the principal of and interest on all outstanding Notes or, as the case may be, Coupons and all other amounts due under this Guarantee and the Transaction Documents have been paid in full. Furthermore, until such time as aforesaid, ICE shall not take any security or counter indemnity from the Issuer in respect of ICE’s obligations under this Clause 3 (Guarantees).

3.7	Repayment to the Issuer

If any payment received by the Beneficiaries pursuant to the provisions of this Guarantee or the Transaction Documents shall, on the subsequent bankruptcy, insolvency, corporate reorganisation or other similar event affecting the Issuer, be avoided, reduced, invalidated or set aside under any laws relating to bankruptcy, insolvency, corporate reorganisation or other similar events, such payment shall not be considered as discharging or diminishing the liability of ICE whether as guarantor, principal debtor or indemnifier and the guarantee and indemnity contained in this Clause 3 (Guarantees) shall continue to apply as if such payment had at all times remained owing by the Issuer and ICE shall indemnify and keep indemnified each Beneficiary on the terms of the guarantee and indemnity contained in this Clause 3 (Guarantees).

3.8	Amendments and Release

This Guarantee:

(a)	may be amended by ICE at its sole discretion, without the consent of any Noteholder or Couponholder, either:

(i)	for the purpose of curing any ambiguity or of curing, correcting or supplementing any manifest or proven error or any other defective provision contained in this Guarantee; or

(ii)	in any other manner which shall not be inconsistent with the Conditions and shall not, in the sole opinion of ICE, be materially prejudicial to the interests of the Noteholders or Couponholders; or

(b)	may be amended in any manner whatsoever and/or this Guarantee or any of its provisions may be terminated and/or released in each case by ICE in its sole discretion provided that any such amendment, termination and/or release is first approved by an Extraordinary Resolution passed in a meeting of Noteholders duly convened and otherwise held in accordance with the requirements of Schedule 3 of the Agency Agreement (Provisions for Meetings of Noteholders).

3.9	Automatic Release

Notwithstanding anything else herein, ICE shall be released from its obligations under this Guarantee and this Guarantee shall terminate, without any need for further action by the Fiscal Agent or any Noteholder or Couponholder, if and when ICE is no longer (or substantially simultaneously with such release will no longer be) an obligor (either borrower or guarantor) under the Credit Agreement.

4.	NOTICES

4.1	Addresses for notices

Any notice required to be given under this Guarantee to ICE shall be in English and shall be sent by pre-paid post (first class if inland, first class airmail if overseas) to its principal office at 2100 RiverEdge Parkway, Suite 500, Atlanta, GA 30328, United States.

4.2	Effectiveness

Any such notice shall take effect when delivered by post, three days, in the case of inland post, or seven days, in the case of overseas post, after despatch.

5.	LAW AND JURISDICTION

5.1	Governing law

The provisions of this Guarantee and any non-contractual obligations arising out of or in connection with this Guarantee are governed by, and shall be construed in accordance with, English law.

5.2	English courts

ICE irrevocably agrees for the benefit of the Beneficiaries that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Guarantee (including a dispute relating to any non-contractual obligations arising out of or in connection with this Guarantee) and accordingly submit to the exclusive jurisdiction of the English courts. ICE waives any objection to the courts of England on the ground that they are an inconvenient or inappropriate forum.

6.	MISCELLANEOUS

6.1	Process agent

ICE irrevocably and unconditionally appoints ICE Europe Parent Limited (to the attention of the Company Secretary) at its registered office for the time being as its agent for service of process in respect of any Proceedings (as defined in the Conditions) and undertakes that in the event of it ceasing so to act it will appoint such other person with a registered office in London as its agent for that purpose.

6.2	Severability

In case any provision in or obligation under this Guarantee shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

6.3	Contracts (Rights Of Third Parties) Act 1999

No person shall have any right to enforce any provision of this Deed under the Contracts (Rights of Third Parties) Act 1999.

IN WITNESS WHEREOF this Guarantee has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first before written.

[The remainder of this page is intentionally left blank]

EXECUTED as a deed on the date first above written and delivered on the Effective Date.

SIGNED AS A DEED by	)
INTERCONTINENTALEXCHANGE, INC.	)
a Delaware corporation, by	)	Duly Authorised
)

/s/ SCOTT A. HILL
being a person who, under the law of Delaware, is acting under the authority of that company